UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  __*)

Mamma.com Inc.

________________________________________________

(Name of Issuer)

Common Stock

________________________________________________

(Title of Class of Securities)

56150Q102

________________________________

(CUSIP Number)

May 23, 2006

____________________________________________________

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

___  Rule 13d-1(b)

X      Rule 13d-1(c)

___  Rule 13d-1(d)

          *The remainder of this cover page shall be filed out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  56150Q102

_________________________________________________________________

1.

Name(s) of Reporting Person(s).  Martin Bouchard

IRS Identification No. of above person (entities only).

_________________________________________________________________

2.

Check the appropriate box if a member of a Group (See Instructions).

(a)...................................................

(b)...................................................

_________________________________________________________________

3.

SEC Use Only..........................................

_________________________________________________________________

4.

Citizenship or Place of Organization - Canada

_________________________________________________________________

Number of

5.  Sole Voting Power --  1,009,706

Shares

__________________________________________________

Beneficially

Owned by

6.  Shared Voting Power -- 0

Each Reporting __________________________________________________

Person With:

7.  Sole Dispositive Power --  1,009,706

__________________________________________________

8.  Shared Dispositive Power -- 0

___________________________________________________________________________

9.

Aggregate Amount Beneficially Owned by Each Reporting Person -- 1,009,706

____________________________________________________________________________

10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) _________________

_______________________________________________________________________

11.

Percent of Class Represented by Amount in Row (9) -- 7.0%

_________________________________________________________________

12.

Type of Reporting Person (See Instructions) -- IN

Item 1.

(a)

Name of Issuer - Mamma.com Inc.

(b)

Address of Issuer’s Principal Executive Offices -

388 St. Jacques Street West, 9th Floor

Montreal, Quebec

Canada H2Y 1S1

Item 2.

(a)

Name of Persons Filing - Martin Bouchard

(b)

Address of Principal Business Office or, if none, Residence -

CP 75102

Quebec City, Quebec, Canada G1Y 3C6

(c)

Citizenship/Place of Organization - Canada

(d)

Title of Class of Securities - Common Stock

(e)

CUSIP Number - 56150Q102

Item 3.

If this statement is filed pursuant to §§ 240.13d-1(b) or §§ 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned: 1,009,706

(b)  Percent of class: 7.0%

(c)  Number of shares as to which the person has:

(i)  Sole power to vote or to direct the vote:  1,009,706

(ii)  Shared power to vote or to direct the vote:  0

(iii)  Sole power to dispose or to direct the disposition of:  1,009,706

(iv)  Shared power to dispose or to direct the disposition of:  0

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see § 240.13d-3(d)(1).

Item 5.  Ownership of Five Percent of Less of a Class

Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8.  Identification and Classification of Members of the Group

Not applicable

Item 9.  Notice of Dissolution of Group

Not applicable

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2006

Signature /s/ Martin Bouchard

Name: Martin Bouchard

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations.  (See 18 U.S.C. 1001)